Mail Stop 4561

January 11, 2008

Ronald Anderson
President and Chief Executive Officer
Malvern Federal Bancorp, Inc.
42 East Lancaster Avenue
Paoli Pennsylvania 19301

RE: Malvern Federal Bancorp, Inc.
    Form S-1, filed on December 19, 2007
    File Number 333-148169

Dear Mr. Anderson:

    We have reviewed the above referenced Form S-4 and have the following comments. Where we have indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. Under appropriate subheading, please disclose, with quantification, the current, overall downturn in financial company share prices and any specific, material impact this has had on your company and this offering. For example, we note in the second full paragraph on page 6 that the appraisal was apparently adjusted downward for this reason. Discuss this adjustment, with quantification, including the effect on the company and on individual purchasers in the offering.

How We Determined the Price Per Share…, page 4

2. Please better describe the peer group referenced in the last paragraph on page 4.
    Give the number of companies, their size and location and explain if correct that
    they are all partially converted holding companies, controlled by mutual holding
    companies, the same as the company will be after the offering.

3. On page 5, please replace the table heading "Pro Forma Reported Basis" to reflect
    that these are all for partially converted companies. They are not all pro forma
    values. Note also on page 106.

After Market Stock Price…, page 7

4. Please disclose why there are blanks in this table.

Use of Net Proceeds…, page 13

5. It does not appear that you have any special plans for the proceeds of this offering.
    Please explain why you are making this offering now.

Selected Financial Data, page 21

6. We note that the line item labeled loans receivable, net does not include loans held
    for sale. Please revise to add a separate line item for loans held for sale or include
    footnote disclosure clarifying that this balance does not include $9.3 million of
    loans held for sale at September 30, 2007. If opting for the latter, please provide
    similar footnote disclosure for all periods presented, if applicable.

7. We note your disclosure that the allowance for loan losses as a percent of gross
    loans was 0.50% at September 30, 2007. Based on relevant disclosures in your
    selected financial data as well as elsewhere throughout the filing this ratio does not
    appear accurate. Please explain or revise as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Lending Activities – Loan Originations, Purchases and Sales, page 51

8. We are unable to reconcile the loan activity disclosed in the table on page 52 to the
    corresponding line items in your statements of cash flows on page F-5. Please
    explain any differences and revise, if necessary.

Compensation Discussion and Analysis, page 81

9. Please identify the specific companies in the peer group and "administrative table," referenced at Base Salary, page 82.

Transactions With Related Persons, page 88

10. Please quantify the total amount of loans currently outstanding to related parties.

Consolidated Financial Statements

General

11. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide a current consent in any amendment.

Statements of Cash Flows, page F-5

12. We note that you have approximately $9.3 million of loans held for sale on your balance sheet at September 30, 2007. We also note your disclosure on page F-8 that the bank does not originate any loans specifically for the purpose of being sold supporting your classification of the related loan activity in the investing section of your statements of cash flows. Given these disclosures, it appears that these loans were transferred to the held-for-sale category rather than purchased and / or originated for sale. If true, please revise your statements of cash flows to include a line item in the supplementary cash flow information section labeled "loans transferred to held-for-sale". Refer to paragraph 32 of SFAS 95.

Signatures, page II-4

13. Identify the principal accounting officer. See the signature requirements for Form S-4.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any accounting questions please contact Ben Phippen at 202-551-3697, or John Nolan, Accounting Branch Chief, at 202-551-3492. Any other questions should be directed to David Lyon at 202-551-3421, or me at 202-551-3418.

Sincerely,

Todd Schiffman
Senior Financial Analyst

By FAX: Hugh T. Wilkinson
         Fax number 202-347-3576